

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 7010

December 31, 2008

<u>By U.S. Mail and facsimile</u>

Ian Jackson
President
Sierra Ventures, Inc.
c/o Brian J. McDonald
250 H Street, Number 5
Blaine, WA 98230

> **Re:** **Sierra Ventures, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **File No. 333-146675**
> **Filed December 18, 2008**

Dear Mr. Jackson:

      We have reviewed your amended filing and your response letter dated December 17, 2008, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. We note that you are funding a portion of the rescission offer through an escrow account established by your President, Ian Jackson. Please provide disclosure regarding this agreement, including the amount of the agreement, the purpose of the agreement, how funds will be released to the rescinding party under the agreement, and the accounting treatment of any funds paid to shareholders pursuant to the agreement.

2. We note your response to prior comment 2, in which you state "The funds would be released by the escrow agent to the rescinding party for any amount in excess of the first $5,000 in rescinded shares. Any amount issued in excess of $5,000 will then be converted to a shareholder's loan and recorded on our financial statements accordingly." Please disclose this information in your filing and clarify these statements. For example, explain if you mean $5,000 in the aggregate, or $5,000 per individual rescinding party. Please also explain what you will do if less than $5,000 is rescinded. In addition, please explain what you mean by "shareholder's loan." Will this be a loan that the company owes to rescinding parties, or to Mr. Ian Jackson? Finally, please clarify, if true, that whether or not any amounts are converted to a shareholders' loan, rescinding parties will be able to promptly receive cash for any shares they chose to rescind.

3. In response to prior comment 14, you state that "If the rescission offering is fully accepted Sierra will be liable for the payment of up to $105,000." Please confirm whether this amount includes all applicable interest payments.

4. We note that your President, Ian Jackson has established an escrow account with Harcourt Chan, lawyers, of Shanghai, China. Please provide disclosure regarding the enforceability of civil liabilities against the escrow agent. Such disclosure should address the risks stockholders face in:
    - effecting service of process within the United States,
    - enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws, and
    - that the courts of China may not entertain actions brought against the escrow agent in China predicated upon U.S. federal securities laws.

    Please also include a risk factor addressing these risks.

Material U.S. Federal Income Tax Consequence, page 21

5. Please eliminate the statement that "the federal income tax discussion set forth above is a summary, and is included for general information only."

Financial Statements

6. The balance sheet you have provided indicates that it is as of May 31, 2007. Please provide a balance sheet as of May 31, 2008.

Exhibit 5.1

7. We note your response to comment six. We further note that the legal opinion that you incorporate by reference from the SB-2 registration statement filed on October 11, 2007 refers to the offer and sale of securities by the company and selling shareholders. Please file a new legal opinion relating to the rescission offer, which is a repurchase of shares by the company and the selling shareholders. In this regard, the legal opinion provided as Exhibit 5.2 does not satisfy the requirements of Item 601(b)(5) of Regulation S-K because the opinion is solely for the benefit of the Company and your stock transfer agent, and shareholders must be entitled to rely on the opinion.

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Sean Donahue at (202) 551-3579 or, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Sean Donahue
Jeff Nichols (800.778.3290)